Exhibit 99.1

NEWS RELEASE

Fortuna reports production of 93,454 gold equivalent ounces for the second quarter of 2023

Vancouver, July 12, 2023 – Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) reports production results for the second quarter of 2023 from its five operating mines in West Africa and Latin America.

Q2 2023 Production highlights

●	The Séguéla Mine poured first gold on May 24 and produced 4,023 ounces during the initial ramp up weeks of the second quarter with first sales planned for July
●	Gold equivalent production of 93,454 ounces[1]
●	Gold production of 64,348 ounces; 4 percent increase over Q2 2022
●	Silver production of 1,262,561 ounces; 24 percent decrease over Q2 2022
●	Zinc and lead production of 14 million and 10 million pounds; 29 and 34 percent increase over Q2 2022, respectively

	Gold Production (oz)		Silver Production (oz)		Lead Production (lbs)		Zinc Production (lbs)
	Q2 2023	H1 2023	Q2 2023	H1 2023	Q2 2023	H1 2023	Q2 2023	H1 2023
Lindero Mine	25,456	50,714	-	-	-	-	-	-
Yaramoko Mine	29,002	55,439	-	-	-	-	-	-
Séguéla Mine	4,023	4,023	-	-	-	-	-	-
San Jose Mine	5,778	14,009	957,265	2,260,577	-	-	-	-
Caylloma Mine	89	255	305,296	588,362	10,207,403	19,715,940	14,036,832	27,088,198
Total	64,348	124,440	1,262,561	2,848,939	10,207,403	19,715,940	14,036,832	27,088,198

Gold production of 64,348 ounces included contributions of 25,456 ounces from the Lindero Mine, 29,002 ounces from the Yaramoko Mine, and 4,023 ounces from the Séguéla Mine, our newest flagship mine located in Côte d´Ivoire. The higher year-over-year gold production is primarily due to the start of production at the Séguéla Mine which offset lower gold and silver production from the San Jose Mine, which was impacted by a 15-day illegal union worker blockade (refer to Fortuna news release dated June 5, 2023).

Consolidated gold and silver production for the first six months of 2023 totaled 124,440 ounces and 2.8 million ounces, respectively. Fortuna reiterates its 2023 annual production guidance range of 6.3 to 6.9 million ounces of silver and 282 to 320 thousand ounces of gold or between 412,000 and 463,000 gold equivalent ounces, including lead and zinc by-products2 (refer to Fortuna news release dated January 17, 2023).

Notes:

1.	Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $1,975/oz Au, $24.10/oz Ag, $0.96/t Pb and $1.23/t Zn or Au:Ag = 1:81.96, Au:Pb = 1:0.93, Au:Zn = 1:0.73

2.	Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $1,700/oz Au, $21/oz Ag, $2,000/t Pb and $3,200/t Zn or Au:Ag = 1:81.00, Au:Pb = 1:0.85, Au:Zn = 1:0.53

West Africa Region

Séguéla Mine, Côte d’Ivoire: First gold pour at our new flagship mine took place on May 24, 2023

	Second quarter 2023	Second quarter 2022
Tonnes milled	109,605	-
Average tpd milled	1,611	-
Gold grade (g/t)	1.56	-
Gold recovery (%)	89.6	-
Gold production (oz)	4,023	-

Notes:

1.	Au Production includes doré only
2.	First gold pour on May 24, 2023

In the second quarter of 2023, mine production at the Antenna pit totaled 383,100 tonnes of mineralized material at a strip ratio of 2.3:1, averaging 2.35 g/t Au and containing an estimated 28,958 ounces of gold. Initial mill feed was sourced from lower grade thin saprolite with the operation changing the feed as mining progressed into higher grade transitional and fresh mineralized material. At the plant, 109,605 tonnes of ore were processed at an average grade of 1.56 g/t Au producing 4,023 ounces of gold.

Grade control infill drill program

Prior to the commencement of mining, grade control drilling was undertaken at the Antenna pit. Results from this initial campaign of grade control drilling have been positive in terms of reconciliation against the geological model with an increase in tonnes and gold grade of 2 percent and 13 percent, respectively, for an overall increase in contained gold ounces of 15 percent.

Comparative results table for the Antenna grade control drilling:

Resource Model (> 0.5 g/t Au)				Grade Control Model (> 0.5 g/t Au)				Difference in Models
Elevation	Tonnes	Au Grade (g/t)	Au Ounces	Elevation	Tonnes	Au Grade (g/t)	Au Ounces	Elevation	Tonnes (%)	Au Grade (%)	Au Ounces (%)
387.5	64,158	2.54	5,238	387.5	77,344	2.68	6,665	387.5	21	6	27
385.0	80,731	2.60	6,736	385.0	84,722	2.69	7,339	385.0	5	4	9
382.5	91,983	2.65	7,837	382.5	93,897	3.05	9,214	382.5	2	15	18
380.0	99,740	2.67	8,554	380.0	100,305	3.09	9,978	380.0	1	16	17
377.5	94,651	3.07	9,341	377.5	92,663	3.57	10,627	377.5	-2	16	14
375.0	82,228	3.30	8,722	375.0	79,466	3.77	9,640	375.0	-3	14	11
372.5	75,510	3.43	8,315	372.5	73,670	4.11	9,735	372.5	-2	20	17
370.0	71,362	3.52	8,083	370.0	70,622	4.22	9,591	370.0	-1	20	19
367.5	65,031	3.75	7,838	367.5	66,389	4.13	8,824	367.5	2	10	13
365.0	59,172	3.88	7,389	365.0	60,191	4.35	8,408	365.0	2	12	14
Total	784,566	3.09	78,056	Total	799,269	3.50	90,022	Total	2	13	15

Notes:

1.	Material mined from surface to 390 m elevation excluded from comparison due to near surface artisanal mining impacting estimation results

Mining

Mining of mineralized material commenced in the second quarter with first ore being delivered to the run of mine (ROM) pad on April 2. Mining began in free dig oxide saprolite with the first blast in transitional material taking place on May 28. Waste mined was used to construct and expand the ROM pad and to commence construction of the next lift of the tailings storage facility. Total movement of waste and ore was 877,143 and 383,100 tonnes, respectively.

During the second quarter, site preparation and access road construction to the Ancien pit was undertaken along with initiating the first grade control drilling program for this deposit. The high grade Ancien pit is planned to commence contributing mill feed in the fourth quarter of this year.

The mine is operating with a complete fleet consisting of eight 100-ton CAT 777 trucks, four excavators, four production/grade control drill rigs, and ancillary equipment.

Antenna pit mining activities

Processing

The processing plant consists of a single stage crushing circuit with crushed ore being fed to a SAG mill followed by conventional carbon-in-leach and gravity recovery circuits prior to electro winning and smelting of gold doré.

First ore was fed to the SAG mill on April 26 with first gold pour occurring ahead of schedule on May 24. After five weeks of successful ramp up activities, process plant throughput has progressively increased to reach nameplate capacity of 154 t/hr at the end of the quarter.

Average gold recovery in the initial weeks of the operations´ ramp up phase was 89.6 percent, tracking as per expectations and marginally below design recovery of 94 percent. Management expects the processing plant will achieve design recovery parameters during the third quarter, as mine feed transitions into fresh and transitional ore and the processing plant throughput becomes stable at nameplate capacity.

Séguéla Mine gold being poured on July 7, 2023

Yaramoko Mine, Burkina Faso: On-track to meet upper end of annual guidance range

	Second quarter 2023	Second quarter 2022
Tonnes milled	144,202	138,787
Average tpd milled	1,546	1,567
Gold grade (g/t)	6.51	5.42
Gold recovery (%)	97.9	97.1
Gold production (oz)	29,002	24,553

Notes:

1.	Production includes doré only.

In the second quarter of 2023, the Yaramoko Mine produced 29,002 ounces of gold at an average head grade of 6.51 g/t Au, an 18 and 20 percent increase, respectively, compared to the comparable period in 2022. Production benefitted from higher grades mined and an increase in milled tonnes. Better than expected grades were sourced from the extension of the deposit beyond the current resource boundary on the western side of the 55 Zone. Production at Yaramoko is expected to be at the upper end of annual guidance range. In light of the recent success encountering extensions of mineralization on the fringes of the resource boundary at Zone 55, the Company expects to provide a Mineral Reserve and Mineral Resource update before year end.

Access to the underground mine was impacted for 27 days in April due to a failure of the Armtec tunnelling structure at the mine portal (refer to Q1 2023 MD&A). Throughout this period, processing operations were maintained by milling surface ore stockpiles. Underground mine production resumed on May 1.

Gold production for the first six months of 2023 totaled 55,439 ounces.

Latin America Region

Lindero Mine, Argentina: On-track to meet annual production guidance

	Second quarter 2023	Second quarter 2022
Ore placed on pad (t)	1,503,323	1,502,074
Gold grade (g/t)	0.62	0.74
Gold production (oz)	25,456	29,016

Notes:

1.	Lindero production includes doré, gold-in-carbon and gold in copper concentrate.

During the second quarter of 2023, mine production was 0.8 million tonnes of mineralized material with a stripping ratio of 2.69:1. The stripping ratio for the second quarter of 2023 is aligned with the operation’s plan for the year of 1.17:1 (refer to Lindero Mine and Arizaro Project technical report with an effective date of December 31, 2022). A total of 1.5 million tonnes was placed on the leach pad containing 29,984 ounces of gold averaging 0.62 g/t Au.

Gold production in the quarter was 25,456 ounces, comprised of 24,599 ounces of doré, an estimated 731 ounces of gold contained in fine carbon, and 126 ounces contained in copper concentrate. Gold production for the second quarter of 2023 is 12 percent lower when compared to the second quarter of 2022 mainly due to the lower head grade of mineralized material placed on the leach pad that is aligned with the Mineral Reserves and mining sequence.

Gold production for the first six months of 2023 totaled 50,714 ounces.

San Jose Mine, Mexico: Production impacted by 15-day illegal blockade

	Second quarter 2023	Second quarter 2022
Tonnes milled	194,887	251,945
Average tpd milled	2,633[1]	2,831
Silver grade (g/t)	168	187
Silver recovery (%)	90.83	91.33
Silver production (oz)	957,265	1,385,336
Gold grade (g/t)	1.02	1.13
Gold recovery (%)	90.24	90.50
Gold production (oz)	5,778	8,295

Notes:

1.	Excludes 15-day full shutdown of operation

The San Jose Mine produced 0.96 million ounces of silver at an average head grade of 168 g/t Ag and 5,778 ounces of gold at an average head grade of 1.02 g/t Au; reflecting a 31 and 30 percent decrease in production when compared to the second quarter 2022. The processing plant milled 194,887 tonnes at an average of 2,633 tonnes per day.

The decrease in production is explained by the 15-day full shutdown of operations due to the illegal blockade by the workers’ union. This reduced planned production for the quarter by 47,200 tonnes and impacted mine preparation, delaying access to higher grade stopes planned in the quarter. The Company has adjusted the mine plan to access these stopes in the third quarter and expects to achieve the lower end of annual guidance.

Silver and gold production for the first six months of 2023 totaled 2.3 million ounces and 14,009 ounces, respectively.

Caylloma Mine, Peru: Strong performance, on-track to meet upper end of annual guidance

	Second quarter 2023	Second quarter 2022
Tonnes milled	137,004	135,977
Average tpd milled	1,539	1,528
Silver grade (g/t)	84	77
Silver recovery (%)	82.59	79.43
Silver production (oz)	305,296	267,559
Gold grade (g/t)	0.12	0.17
Gold recovery (%)	16.32	42.52
Gold production (oz)	89	307
Lead grade (%)	3.72	3.00
Lead recovery (%)	90.92	85.04
Lead production (lbs)	10,207,403	7,636,813
Zinc grade (%)	5.18	4.09
Zinc recovery (%)	89.67	88.7
Zinc production (lbs)	14,036,832	10,886,426

Notes:

1.	Metallurgical recovery for silver is calculated based on silver content in lead concentrate.

The Caylloma Mine produced 305,296 ounces of silver at an average head grade of 84 g/t Ag in the second quarter of 2023, a 14 percent increase from the comparable period in 2022. Production has benefitted from higher grade stopes at the lower levels of the Animas vein. Silver production for the first six months totaled 0.59 million ounces.

Zinc and lead production was 14.0 and 10.2 million pounds at an average head grade of 5.18 % and 3.72%, respectively; a 29 and 34 percent increase in production from the comparable period in 2022. Increased production is the result of higher head grades sourced from lower levels at the Animas vein.

Zinc and lead production for the first six months totaled 27.1 million pounds and 19.7 million pounds, respectively.

Qualified Person

Eric Chapman, Senior Vice President of Technical Services of Fortuna, is a Professional Geoscientist registered with Engineers and Geoscientists British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | Twitter | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; production from the Company’s mines in the second quarter of 2023 that remain subject to verification and adjustment; the Company’s anticipated financial and operational performance in 2023; estimated production forecasts for 2023; the expected timing for reaching design recovery parameters at the processing plant at the Séguéla Mine ; the timing for the Ancien pit to contribute to mill feed at the Séguéla Mine; the timing of the construction of the next lift at the storage tailings facility at the Séguéla Mine; expectations with respect to metal grade estimates and the impact of any variations relative to metals grades experienced; metal prices, currency exchange rates and interest rates in 2023; timing of and possible outcome of litigation; mineral resource and mineral reserve estimates; life of mine estimates; the ability to update the Mineral Reserve and Mineral Resource estimates at the Yaramoko Mine by the end of 2023; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; the Company’s ability to comply with contractual and permitting or other regulatory requirements; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; uncertainties related to new mining operations such as the Séguéla Mine; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict, and the impact it may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; the ability of the Company to successfully contest and revoke the resolution issued by SEMARNAT which annuls the extension of the environmental impact authorization for the San Jose mine; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; risks associated with climate change legislation; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that the Company will be successful in challenging the annulment of the extension to the San Jose environmental impact authorization; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.